									Exhibit 12.1

SOUTH JERSEY INDUSTRIES, INC. Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges (Before Income Taxes) (IN THOUSANDS)
	Fiscal Year Ended December 31,

	2017		2016		2015		2014		2013

Net (Loss) Income*	$(3,404)		$119,061		$105,610		$97,628		$82,389

Income Taxes	(24,937)		54,151		1,360		4,449		(19,014)

Fixed Charges**	56,044		38,042		36,541		34,196		27,509

Capitalized Interest	(2,025)		(6,593)		(4,919)		(4,636)		(8,684)

Total Available	$25,678		$204,661		$138,592		$131,637		$82,200

Total Available	0.5	x	5.4	x	3.8	x	3.8	x	3.0	x
Fixed Charges

* (Loss) Income from Continuing Operations.

** Includes interest charges and capitalized interest.